August 29, 2024

Steven Tholen
Chief Financial Officer
HighPeak Energy, Inc.
421 W. 3rd St., Suite 1000
Fort Worth , Texas 76102

       Re: HighPeak Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 6, 2024
           File No. 001-39464
Dear Steven Tholen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operating Performance, page 67

1. We note that you provide disclosures of various matters that impacted your 2023 results of operations although reference your prior annual report "...for a discussion of the
       Company's 2022 results of operations compared with the Company's 2021 results of operations." We see that you have limited disclosures of various matters that impacted your 2022 results of operations to that prior annual report.

       Please explain to us how your disclosure approach aligns in your view with the requirements in Item 303 of Regulation S-K that are specific to the periods covered by the financial statements. For example, the objective set forth in paragraph
(a) indicates you
       should provide information that is relevant to an assessment of the financial condition and results of operations...including an evaluation of the amounts and certainty of cash flows from operations and from outside sources," while also stipulating that it be "of the
 August 29, 2024
Page 2

       financial statements and other statistical data" that will enhance or facilitate an understanding of the "financial condition, cash flows and other changes in financial condition and results of operations." Please also consider the guidance in paragraph (a), stating that you must focus on material events and uncertainties that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating
       results, which       includes descriptions and amounts of matters that
have had a material
       impact on reported operations;" paragraph (b), stating that where financial statements reflect material changes in one or more line items, including changes that offset one
       another,       describe the underlying reasons for these material
changes in quantitative
       and qualitative terms;" paragraph (b)(2)(i), stating that you should
describe       any
       unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected;" and paragraph (b)(2)(iii), stating that when there are material changes in revenue, "...describe the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services."

       Tell us how the disclosures in your prior annual report concerning matters that impacted your 2022 results of operations were considered relative to the requirements cited above, in formulating the discussion and analysis provided in your 2023 annual report (e.g.
       details of acquisitions and acquisition costs, notes offerings and proceeds therefrom, changes in revenues attributable to changes in volumes and prices, and the reasons for changes in various line items impacting the 2022 results of operations).

2. As you have not provided disclosures of matters that impacted your 2021 results of operations, it appears that you may be relying on the accommodation outlined in
       Instruction 1 to paragraph (b) of Item 303 of Regulation S-K, which allows the discussion about the earliest of the three years to be omitted if it appears in a prior filing and reference to the location within that prior filing is made.

       Given that you have limited disclosures of various matters that impacted your 2021 results of operations to the 2021 annual report, tell us why you would not reference the location within your 2021 annual report pursuant to this guidance. Please also explain how you view this accommodation relative to your approach on the discussion for 2022.

3. We note your discussion and analysis of the change in net income for 2023 includes one point indicating that crude oil, NGL and natural gas revenues increased in 2023 "due to an
       86% increase in daily sales volumes" resulting from your horizontal drilling program, offset by "...a 21% decrease in average realized commodity prices per Boe, excluding the effects of derivatives." We see that you have omitted the corresponding information for
       2022, although in the prior annual report, you state that the increase in revenue for 2022 was "due to a 163% increase in daily sales volumes," associated with the horizontal drilling program, and "to a lesser extent, bolt-on acquisitions, plus a 30% increase in average realized commodity prices per Boe, excluding the effect of derivatives."
 August 29, 2024
Page 3

       In a letter dated August 19, 2022, we referenced various disclosures regarding acquisitions and asked that you expand your disclosures in your periodic reports "...to clarify the extent to which increases in production volumes are attributable to acquisitions within the period, including properties that were producing or subsequently became producing, as opposed to the results of drilling programs applied to interests owned at the beginning of the periods, to comply with Item 303(b)(2) of Regulation S-K." In your response letter dated September 1, 2022, you stated that acquisitions in 2022 "will likely be material" to the discussion for the 2022 third quarter and fiscal year, and accordingly you "...expect that discussion and quantification of the impact of such acquisitions will be included" in your discussion for such periods.

       However, you did not provide the information in either report as you had indicated and instead included disclosure on page 63 of your prior annual report stating that this manner of disclosure was "impracticable" because the acquisitions were incremental to non-
       operated interests that you had already held in the properties and because "drilling and completion operations were ongoing" at the time of closing. Tell us how this disclosure reconciles with having expressed a view on the materiality of the information in your prior response based on specific quantifications of the effects that you prepared and presented, and disclosure in your 2021 third quarter report, which you had referenced as an example of having quantified the incremental production that you expected would be attributable to recently acquired properties for the remainder of that fiscal year.

4. Please provide us with revenue variance analyses for each of the last three fiscal years, showing the extent to which revenues changed due to changes in volumes and separately to changes in prices, also quantifying revenues reported for each period that were associated with interests in properties that were acquired during the period, regardless of any previously held interests or the status of drilling and completion activities.

       Given that revenues for both 2023 and 2022 were significantly greater than revenues reported for the preceding fiscal year, you are required to disclose the extent to which the change in revenues for each period is attributable to changes in volumes, and separately to changes in prices; your disclosure indicating the percentages by which volumes and prices had each changed is not sufficiently responsive in this regard.

       Please submit the revisions that you propose to address this requirement and unless you are able to show that the effects of acquisitions were not material in 2022, revenues attributable to recently acquired properties should also be provided.

5. We note that the earnings release and investor presentation that you filed on March 6,
       2024 and March 7, 2024, covering the 2023 fourth quarter and fiscal year, include the non-GAAP measures "cash operating margin" and "cash margin" also on a per boe basis, excluding DD&A. We see that you report similar measures in earnings releases and investor presentations covering the subsequent interim periods.

       Given the composition of your margin metrics, based on revenues, less various costs associated with production, these non-GAAP measures should be reconciled to gross
 August 29, 2024
Page 4

       margin as the most directly comparable GAAP measure (i.e., net of DD&A and any other costs that are attributable to costs of revenues in accordance with
GAAP), to comply with
          244.100(a)(2) of Regulation G, and be presented in a manner that is consistent with the guidance on prominence in the answers to Question 102.10 of our Non-GAAP Compliance and Disclosure Interpretations, which you may view at the following website
       address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

       Please adhere to this guidance when preparing all future earnings releases and investor presentations that include these non-GAAP measures.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation